KAZARK, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(UNAUDITED)

KAZARK, INC.

TABLE OF CONTENTS

Z a c k i n

Z i m y e s k i

S u l l i v a n

Certified
Public
Accountants
LLC

One Exchange Place
21 West Main Street
Sixth Floor
Waterbury
Connecticut
06702-2013
Telephone
203•753•2200
Facsimile
203•756•1608
www.zzscpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Kazark, Inc.
Old Saybrook, Connecticut

We have reviewed the accompanying financial statements of Kazark, Inc. (a Corporation), which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of (loss) and accumulated deficit, statements of changes in shareholder's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Kazark, Inc. to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Zackin Zimyeski Sullivan

ZACKIN ZIMYESKI SULLIVAN
Certified Public Accountants, LLC

April 18, 2024

KAZARK, INC.
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

ASSETS

		2023		2022
CURRENT ASSETS				
Cash	$	82,743	$	-
Total Current Assets		82,743		-
INTANGIBLE ASSETS				
Patents		401,033		401,033
Software In-Development		39,445		-
Intangible Assets, Net		440,478		401,033
TOTAL ASSETS	$	523,221	$	401,033

LIABILITIES AND SHAREHOLDER'S EQUITY

		2023		2022
CURRENT LIABILITIES				
Accrued Expenses	$	215	$	-
Total Current Liabilities		215		-
LONG-TERM LIABILITIES				
Convertible Notes		361,008		201,688
Loan from Shareholder		17,128		-
Total Long-Term Liabilities		378,136		201,688
Total Liabilities		378,351		201,688
OWNER'S EQUITY				
Common Stock, $0.001 Par Value, 5,000,000 Shares Authorized, 1,000,000 Shares Issued and Outstanding		1,000		1,000
Additional Paid-in-Capital		424,707		419,806
Accumulated Deficit		(280,837)		(221,461)
Total Shareholder's Equity		144,870		199,345
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	523,221	$	401,033

See accompanying notes and the independent accountant's review report

KAZARK, INC.
STATEMENTS OF (LOSS) AND ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(UNAUDITED)

	2023	2022
SALES	$ -	$ -
OPERATING EXPENSES		
Marketing	15,690	-
Professional Fees	13,368	-
Office Expenses	1,110	-
Computer and Software	2,819	-
Automobile and Travel	2,847	-
Other Expenses	3,968	-
Total Operating Expenses	39,802	-
OPERATING (LOSS)	(39,802)	-
OTHER (EXPENSE)		
Interest Expense	(19,574)	(15,457)
TOTAL OTHER (EXPENSE)	(19,574)	(15,457)
NET (LOSS)	(59,376)	(15,457)
ACCUMULATED DEFICIT, BEGINNING	(221,461)	(206,004)
ACCUMULATED DEFICIT, ENDING	$ (280,837)	$ (221,461)

See accompanying notes and the independent accountant's review report

KAZARK, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(UNAUDITED)

	COMMON STOCK		ADDITIONAL PAID IN CAPITAL	(ACCUMULATED DEFICIT)	TOTAL SHAREHOLDER'S EQUITY (DEFICIT)
	SHARES				
BALANCE AT DECEMBER 31, 2021	1,000,000	$ 1,000	$ 100,731	$ (206,004)	$ (104,273)
Shareholder's Contribution	-	-	319,075	-	319,075
Net (Loss)	-	-	-	(15,457)	(15,457)
BALANCE AT DECEMBER 31, 2022	1,000,000	1,000	419,806	(221,461)	199,345
Shareholder's Contribution	-	-	4,901	-	4,901
Net (Loss)	-	-	-	(59,376)	(59,376)
BALANCE AT DECEMBER 31, 2023	1,000,000	$ 1,000	$ 424,707	$ (280,837)	$ 144,870

KAZARK, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(UNAUDITED)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$ (59,376)	$ (15,457)
Adjustments to Reconcile Net (Loss) to Net Cash Provided by Operating Activities:		
Accrued Interest	19,448	15,457
Change in Assets and Liabilities:		
Increase in Accrued Expenses	215	-
Net Cash Provided by Operating Activities	(39,713)	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Increase) in Intangible Assets	(39,445)	(319,076)
Net Cash (Used) by Investing Activities	(39,445)	(319,076)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from Shareholder	4,901	319,076
Loan from Shareholder	17,000	-
Proceeds from Convertible Notes	140,000	-
Net Cash Provided by Financing Activities	161,901	319,076
NET INCREASE IN CASH	82,743	-
CASH - BEGINNING OF YEAR	-	-
CASH - END OF YEAR	$ 82,743	$ -

See accompanying notes and the independent accountant's review report

1. NATURE OF ORGANIZATION AND BUSINESS

Kazark, Inc. (the Company) is engaged in the business of developing, marketing, and selling software programs and related applications that collect, synthesize, organize, and present in context relevant news and information from a wide spectrum of sources. Principal markets include the United States of America, China, Japan, and Russia. The Company was organized under the laws of Delaware in 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Kazark, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company management, who are responsible for their integrity and objectivity. These accounting policies are in accordance with accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

a. Accounting Method
The financial statements have been prepared on the accrual basis of accounting whereby income is recognized when it becomes available and measurable, and expenses are recognized when the liability is incurred, if measurable.

b. Revenue Recognition
Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company determine revenue recognition by applying the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Advertising revenue is generated by displaying ad products on web and mobile applications. Marketers pay for ad products either directly or through their relationships with advertising agencies or resellers, based on the number of impressions delivered or the number of actions, such as clicks, taken by our users. the Company recognizes revenue from the display of impression-based ads in the contracted period in which the impressions are delivered. Impressions are considered delivered when an ad is displayed to users. The Company recognizes revenue from the delivery of action-based ads in the period in which a user takes the action the marketer contracted for. In general, the Company reports advertising revenue on a gross basis, since the Company controls the advertising inventory before it is transferred to our customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.   Revenue Recognition (continued)
Control is evidenced by the Company's sole ability to monetize the advertising inventory before it is transferred to customers. For revenue generated from arrangements that involve third-party publishers, the Company evaluates whether they are the principal or the agent, and for those advertising revenue arrangements where they are the agent, they recognize revenue on a net basis.

c.   Intangible Assets
Intangible assets consist of patents that have been acquired by the Company and are set to expire at various dates between January 13, 2030 and November 28, 2037 and software in development for future sale and lease. The patents and software are measured at cost less accumulated amortization and measured for impairment. In accordance with GAAP, the Company does not amortize indefinite-lived intangible assets or products in development. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

d.   Income Taxes
The Company has elected to use the taxes payable method. Under this method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income.

e.   Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

e.   Use of Estimates
Advertising costs are expensed as incurred. Advertising expense totaled $15,690 and $-0- for the years ended December 31, 2023 and 2022, respectively.

f.   Adoption of FASB ASC 326
In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Currently, the Company has no financial assets that are subject to the guidance in FASB ASC 326.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   f. Recently Adopted Accounting Guidance – Allowance for Credit Losses (continued)
       We adopted the standard effective January 1, 2023. The impact of the adoption was not
       considered material to the financial statements and resulted in new disclosures only.

3.   DATE OF MANAGEMENT'S REVIEW

   Management has evaluated subsequent events for potential recognition or disclosure in the
   financial statements through April 18, 2024, the date upon which the financial statements
   were available to be issued.

4.   CONVERTIBLE NOTES PAYABLE

   During 2016 the Company issued a series of convertible promissory notes (collectively, the
   2016 Notes) totaling approximately $125,000. The 2016 Notes bear interest at 8% annually.
   The 2016 Notes are contingently convertible upon the occurrence of certain events. The
   2016 Notes convert at a discount to the equity securities purchased by investors in a
   qualified financing. The conversion price applicable to any such conversion will be an
   amount equal to 75% of the lowest price per share paid by investors or implied by a
   qualified public transaction.

   During 2023 the Company issued a series of convertible promissory notes (collectively, the
   2023 Notes) totaling $140,000. The 2023 Notes bear interest at 5% annually. The 2023
   Notes are contingently convertible upon the occurrence of certain events. The 2023 Notes
   convert at a discount to the equity securities purchased by investors in a qualified financing.
   The conversion price applicable to any such conversion will be an amount equal to 75% of
   the lowest price per share paid by investors or implied by a qualified public transaction.

   Outstanding principal and accrued interest shall immediately become due and payable upon
   specified events of default or upon an acquisition of the Company. The Company's
   payment obligations under the 2016 Notes and 2023 Notes are unsecured. The estimated
   fair value of the convertible debt instruments was $361,008 and $201,688, at December 31,
   2023 and 2022, respectively.

5.   NOTE PAYABLE

   On October 5, 2023 the Company issued a promissory note to a shareholder at the
   Company in the amount of $17,000. The note bears 3% interest annually. The note has no
   specific payment terms, and the shareholder has agreed not to request payment for more
   than twelve months. In the event of a default, the shareholder may declare all sums of
   principal and interest due immediately. The Company's payment obligation on the note is
   unsecured. At December 31, 2023 the note carried a principal balance of $17,000 and
   accrued interest of $128.

6.   <u>SUPPLEMENTAL DISCLOSURES OF CASH FLOW STATEMENT</u>

Non-cash transactions during the years ended December 31 are as follows:

	2023	2022
Interest	$ 19,448	$ 15,457

Other noncash transactions consist of financing patent expenses through contributions by the shareholder for the years ended December 31, are as follows:

	2023	2022
Patents	$ -	$ 319,076